Exhibit 99.2

Updates on Graphex China Expansion Plan

Hong Kong, November 19, 2024. Graphex Group Limited (“Graphex Group” or the “Company”) (NYSE American: GRFX | HKSE: 6128)) wishes to inform the shareholders and potential investors that the Company and Nanshu Town Government have intention of jointly working in the construction of the Phase 2 of graphite deep processing project (“Phase 2 Project”) located in the graphite industry cluster area of Nanshu Town, Laixi City, Qingdao, Shandong, PRC (“Location”). The Phase 2 Project will implement manufacturing facilities that produce 20,000 tonnes of natural graphite anode material used in lithium-ion batteries and 100 tonnes of graphene oxide used as additives in battery systems to enhance conductivities. Phase 2 Project involves an acquisition of a piece of land of around 80 mu (approximately 5.33 hectare) in the Location and the construction of not less than 50,000 sq. meter (approximately 540,000 sq. ft.). Nanshu Town Government has principally agreed that the Company may build its own renewable energy plant for its factory use. The total investment of the Phase 2 Project is estimated to be around US$ 30 million. The land to be acquired by the Company for the Phase 2 Project will be put out for auction within 6 months after all relevant project plans and approvals are ready. The Company estimates the construction of the Phase 2 Project will start within 4 to 6 months after the land auction if the Company successfully acquires the land.

Updates on Phase 1 of the Project (“Phase 1 Project”)

Reference is made to the press releases regarding the Phase 1 Project made by the Company previously. The Company experienced several challenges on Phase 1 Project. The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. However, the Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed. The Company intends to resolve this situation by the end of 2024. Phase 1 Project was designed to implement manufacturing facilities of 20,000 tonnes of natural graphite anode material for lithium-ion batteries.

To learn more about Graphex Group, please visit www.graphexgroup.com.

About Graphex

Graphex is a multinational technology company focused on the development of technologies and products to enhance renewable energy, particularly the refining of natural spherical graphite, synthetic graphite, and graphene-related products - key components in EVs/Lithium-ion batteries as well as in other uses. Graphex has extensive commercial experience in the deep processing of graphite and producing battery grade graphite anode material. Current production is 10,000 tonnes per annum (tpa) with a current expansion underway to increase production to 50,000 tpa within the next 18 months, to 100,000 tpa over the next 36 months, and to 150,000 tpa or more by 2030.

Graphex is currently among the top suppliers of specialized graphite anode material to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection. Graphex’s strategy is to expand its operations globally to support energy transition and electrification efforts worldwide.

Forward Looking Statements

All statements contained in this release other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved. The information in this release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Contacts

Corporate:

Graphex Group

info@graphexgroup.com

www.graphexgroup.com